Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Marriott International, Inc., the Marriott Retirement Savings Plan, the Marriott International, Inc. Puerto Rico Retirement Plan and the Marriott International, Inc. and the Marriott International, Inc. Executive Deferred Compensation Plan of

• our report dated June 24, 2024, with respect to the financial statements of the Marriott Retirement Savings Plan included in its Annual Report on Form 11-K for the plan year ended December 31, 2023; and

• our audit report dated June 24, 2024, with respect to the financial statements of the Marriott International, Inc. Puerto Rico Retirement Plan included in its Annual report on Form 11-K for the plan year ended December 31, 2023.

/s/ CohnReznick LLP

Bethesda, Maryland
February 14, 2025